Exhibit 12.1

Computation of Ratios

The computation of the ratio of earnings to fixed charges for the six months ended June 30, 2014 and the years ended December 31, 2013, 2012, 2011, 2010 and 2009 are as follows:

Six Months Ended		Years Ended December 31,
(Millions)	June 30, 2014	2013	2012	2011	2010	2009
Income from continuing operations before income taxes	$2,072.9	$2,936.9	$2,545.4	$3,077.8	$2,644.2	$1,901.2
Add back fixed charges	198.2	393.2	318.6	293.6	307.7	302.9
Income as adjusted ("earnings")	$2,271.1	$3,330.1	$2,864.0	$3,371.4	$2,951.9	$2,204.1

Fixed charges:
Interest expense	$166.9	$333.7	$268.8	$246.9	$254.6	$243.4
Portion of rents representative of interest factor	31.3	59.5	49.8	46.7	53.1	59.5
Total fixed charges	$198.2	$393.2	$318.6	$293.6	$307.7	$302.9
Ratio of earnings to fixed charges	11.46	8.47	8.99	11.48	9.59	7.28